2004.  EDGAR Online, Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                     INFORMATION TO BE INCLUDED IN STATEMENT
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2 )*

                               Gradco Systems, Inc


                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    609524103

                                 (CUSIP Number)

                                February 11, 2004

             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)

                               /X / Rule 13d-1(c)

                                / / Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

                                  Larry Callahan

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /

(b) / /

3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OR ORGANIZATION



                                  UNITED STATES


   NUMBER OF          5     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                     0 shares
OWNED BY EACH
   REPORTING
 PERSON WITH

                      6     SHARED VOTING POWER

                                  0 shares

                      7     SOLE DISPOSITIVE POWER

                                  0 shares

                      8     SHARED DISPOSITIVE POWER

                                  0 shares

       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
                  PERSON

                        0 shares

      10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES
                  CERTAIN SHARES(1)
/ /

      11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)

                        0%

      12          TYPE OF REPORTING PERSON

                        IN


                Item 1.




(a) Name of Issuer: Gradco Systems, Inc.
(b) Address of Issuer's Principal Executive Offices:
39 Parker
Irvine, CA 92618

Item 2.

(a) Name of Person Filing: Larry Callahan
(b) Address of Principal Business Office, or if none, Residence:
c/o Huntleigh Securities
8000 Maryland Avenue
Suite 1400
Saint Louis, Missouri 63105
(c) Citizenship: United States
(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 609524103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

/x/ Not Applicable

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.

(b) / / Bank as defined in section 3(a)(6) of the Exchange Act.

(c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) / / Investment company registered under section 8 of the Investment Company Act.

(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)/ / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount Beneficially Owned: 0 shares.
(b) Percent of Class: 0%
(c) Number of shares as to which such person has:
(i) sole power to vote or direct the vote:
0 shares.
(ii) shared power to vote or direct the vote: 0 shares.
(iii) sole power to dispose or direct the disposition of:
0 shares.
(iv) shared power to dispose or direct the disposition of: 0 shares.



Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page was intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004



By: /s/ Larry
Callahan
    -----------------
-----
    Larry Callahan